Exhibit 21.1
Ionic Digital — List of Subsidiaries
Name	State of Incorporation
1. Ionic Digital Treasury Inc.	Delaware
2. Ionic Digital Holdings Inc.	Delaware
3. Ionic Digital Services LLC	Delaware
4. Ionic Digital Mining LLC	Delaware
5. Ionic Digital Mining Leasing LLC	Delaware
6. Ionic Digital Garden City LLC	Delaware
7. Ionic Digital Cedarvale LLC	Delaware
8. Ionic Digital East Stiles LLC	Delaware
9. Barber Lake Development LLC	Delaware
10. Cedarvale Meter Holding Company, LLC	Delaware